UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2007 (February 12, 2007)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696   36-2664428
(COMMISSION FILE NUMBER)   (IRS EMPLOYER IDENTIFICATION NO.)

777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant's Certifying Accountant

  (a) Termination of previous independent accountant.

(i) Effective February 12, 2007, the accounting firm BDO Seidman, LLP resigned as the Registrant's independent registered public accountants.

(ii) BDO Seidman's reports on the Registrant's financial statements for the past two years have not contained any adverse opinion or disclaimer of opinion, or been qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii) During the two most recent fiscal years and through February 12, 2007, there have been no disagreements between the Registrant and BDO Seidman on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, would have caused them to make reference to the subject matter thereof in their report on the Registrant's financial statements for such periods.

(iv) During the two most recent fiscal years and through February 12, 2007, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

16.1   Letter dated February 12, 2007 from BDO Seidman, addressed to the Registrant, advising that the client-auditor relationship has ceased.

16.2   Letter dated February 15, 2007 from BDO Seidman, addressed to the Securities and Exchange Commission, regarding its agreement to the statements made herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: February 15, 2007   By: /s/ John B. Nano
                                                                             John B. Nano
                                                                             Chairman and Chief Executive Officer





EXHIBIT 16.1

BDO Seidman, LLP
Accountants and Consultants

115 Stevens Avenue, Suite 207
Valhalla, New York 10595-1252
Telephone: (914) 747-1122
Fax: (914) 769-6972

February 12, 2007

Mr. John Sabin (or his successor), Audit Committee Chair
Mr. John Nano, Chairman and Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive, Suite 100
Fairfield, CT06825

Dear Messrs. Sabin and Nano:

This is to confirm that the client-auditor relationship between Competitive Technologies, Inc. (Commission File Number 1-1896) and BDO Seidman, LLP has ceased.

Sincerely,

BDO Seidman, LLP

BDO Seidman, LLP

cc: PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

EXHIBIT 16.2



BDO Seidman, LLP
Accountants and Consultants

115 Stevens Avenue, Suite 207
Valhalla, New York 10595-1252
Telephone: (914) 747-1122
Fax: (914) 769-6972

February 15, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 12, 2007 to be filed by our former client, Competitive Technologies, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO Seidman, LLP